Mail Stop 4561

March 9, 2009

John J. Coughlan
Chairman and Chief Executive Officer
XATA Corporation
965 Prairie Center Drive
Eden Prairie, MN 55344

Re: XATA Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 2, 2009
File No. 000-27166

Dear Mr. Coughlan:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1

1.   Please include in this section a brief description of the warrants sold in your February 12, 2009 private placement. Please also include a brief statement addressing the consequences of failing to obtain shareholder approval of the proposed amendments to your Second Restated Articles of Incorporation.

2.   Please advise us why you have not provided the information required by Item 13(a) of Schedule 14A, or incorporated the information by reference pursuant to Item 13(b). See Note A to Schedule 14A and Item 12(f) of Schedule 14A.

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel